EXHIBIT 99.1

AMENDMENT TO THE FIRST SUPPLEMENTAL INDENTURE

THIS AMENDMENT AGREEMENT made as of the 26th day of November, 2018.

B E T W E E N:

BROOKFIELD PROPERTY FINANCE ULC, an unlimited liability company formed under the laws of Alberta (the “Issuer”)

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the “Trustee”)

WHEREAS the Issuer entered into an indenture (the “Indenture”) dated as of July 3, 2018 which provided for the issuance of one or more Series of unsecured notes of the Issuer by way of Supplemental Indentures;

AND WHEREAS the Issuer entered into a first supplemental indenture (the “First Supplemental Indenture”) dated as of July 3, 2018 for the purpose of providing for the creation and issuance of a first series of 4.346% Notes due 2023 (herein called the “Notes”) pursuant to the Indenture and establishing the terms, provisions and conditions of the Notes, as supplemented by a supplemental indenture to the First Supplemental Indenture dated as of October 19, 2018.

AND WHEREAS it has been discovered that an administrative error (the “Administrative Error”) was made in the definition of “Investment Grade Rating” in Section 1.3 of the First Supplemental Indenture;

AND WHEREAS it was intended that the definition of “Investment Grade Rating” in Section 1.3 of the First Supplemental Indenture read as follows (with strikethrough and bold text provided for illustrative purposes only to indicate the Administrative Error):

“Investment Grade Rating” means a rating equal to or higher than (i) “BBB-” (or the equivalent) by S&P, (ii) “BBB ~~(stable outlook)~~ (low)” (or the equivalent) by DBRS, and (iii) in respect of any Rating Agency other than S&P or DBRS, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade;

AND WHEREAS Section 8.1(g) of the Indenture provides that the Issuer and Trustee may, without the consent of any Holders, enter into one or more Supplemental Indentures to cure any ambiguity;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee;

AND WHEREAS the parties hereto have agreed to enter into this Amendment Agreement in order to make certain amendments to the First Supplemental Indenture hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree as follows:

1.                                      General

In this Amendment Agreement (including the recitals), unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Indenture and the First Supplemental Indenture.

2.                                      To be Read with First Supplemental Indenture and Indenture

This Amendment Agreement is an amendment to the First Supplemental Indenture.  The Indenture, the First Supplemental Indenture and this Amendment Agreement shall be read together and shall have effect as if the provisions of the Indenture, the First Supplemental Indenture and this Amendment Agreement were contained in one agreement.

3.                                      Amendment to the First Supplemental Indenture

Pursuant to Section 8.1(g) of the Indenture, the definition of “Investment Grade Rating” in Section 1.3 of the First Supplemental Indenture is hereby deleted and replaced with the following:

“Investment Grade Rating” means a rating equal to or higher than (i) “BBB-” (or the equivalent) by S&P, (ii) “BBB (low)” (or the equivalent) by DBRS, and (iii) in respect of any Rating Agency other than S&P or DBRS, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade;

4.                                      Continuance of the First Supplemental Indenture

The First Supplemental Indenture, as changed, altered, amended or modified by this Amendment Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amendment Agreement.

5.                                      Counterparts

This Amendment Agreement may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This Amendment Agreement may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof being a manual, facsimile or other electronic signature.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment Agreement as of the date first written above. Brookfield Property Finance ULC executes this document as a deed.

BROOKFIELD PROPERTY FINANCE ULC

By:		/s/ Michele Campbell
	Name:	Michelle Campbell
	Title:	Senior Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:		/s/ Yana Nedyalkova
	Name:	Yana Nedyalkova
	Title:	Corporate Trust Officer

By:		/s/ Robert Morrison
	Name:	Robert Morrison
	Title:	Corporate Trust Officer